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FROM:    MARCY MONYEK AND ASSOCIATES   FOR: THE CHICAGO DOCK AND CANAL TRUST
         55 West Wacker Drive               455 East Illinois Street
         Chicago, Illinois  60601           Chicago, Illinois  60611
         312/263-2135                       312/467-1870

Contact:  Amy Dolnick                  Contact:  David R. Tinkham

                                       FOR IMMEDIATE RELEASE


                   THE CHICAGO DOCK AND CANAL TRUST (NASDAQ/DOCKS)
      ADVISES NEWSWEB CORPORATION OF RECEIPT OF $25 PER SHARE SUPERIOR PROPOSAL

    CHICAGO, December 21, 1996--The Chicago Dock and Canal Trust (the "Trust") announced today that it has advised Newsweb Corporation that the Trust has received a revised proposal from CityFront Center, L.L.C. to acquire all of the issued and outstanding shares of beneficial interest in the Trust for $25.00 per share in cash and that such revised proposal has been determined by the Trust to be a "Superior Proposal" for purposes of the existing agreement and plan of merger dated September 27, 1996 among the Trust, Newsweb Corporation and CDCT Acquisition Trust, an affiliate of Newsweb Corporation.

    On December 20, 1996, the Trust received a revised proposal from Newsweb Corporation to acquire all of the issued and outstanding shares of beneficial interest in the Trust for $23.00 per share in cash. The Trust previously announced that it had received a proposal from CityFront Center, L.L.C. to acquire all of the issued and outstanding shares of beneficial interest in the Trust for $23.00 per share in cash. The existing agreement and plan of merger with Newsweb Corporation provides for the purchase of the Trust's shares at a price of $21.00 per share.

    CityFront Center, L.L.C.'s offer to the Trust is the subject of certain litigation filed by Newsweb Corporation against the Trust, its trustees, CityFront Center, L.L.C. and certain related parties. At a hearing with respect to Newsweb Corporation's claims held on December 19 and 20, 1996 in the Circuit Court of Cook County, Illinois, the Court declined to issue a preliminary injunction to enjoin consideration and pursuit of the CityFront Center, L.L.C. offer. The court reserved consideration of all other claims in the litigation.

    Under the merger agreement with Newsweb Corporation, the Trust has the right, in certain circumstances, to approve or recommend a Superior Proposal or terminate the merger agreement with Newsweb Corporation. Any such action by the Trust is subject to compliance by the Trust with the provisions of the merger agreement with Newsweb Corporation.

    There can be no assurance that the receipt by Trust of the CityFront Center, L.L.C. proposal will result in the approval of or entry into a definitive agreement between CityFront Center, L.L.C. and the Trust.

    The Chicago Dock and Canal Trust is a real estate investment trust engaged primarily in the business of acquiring and holding real estate and interests in real estate for investment. Formed in 1962, the Trust is a successor to The Chicago Dock and Canal Company which was founded in 1857 by Chicago's first mayor, William Ogden. The Chicago Dock and Canal Trust is traded on NASDAQ under the trading symbol DOCKS.
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